INTERNATIONAL ROYALTY CORPORATION

Report of Voting Results - Annual and Special Meeting held May 18, 2006

In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of International Royalty Corporation (the “Company”) held on May 18, 2006 in Toronto, Ontario (the “Meeting”).

1.

Election of Directors

A resolution electing the following nine directors of the Company for a term expiring not later than the close of the Company’s next annual meeting of shareholders was approved by a vote by way of show of hands:

Douglas B. Silver
Douglas J. Hurst
George S. Young
Robert W. Schafer
Gordon J. Fretwell
Rene G. Carrier
Christopher Daly
Colm St. Roch Seviour
Edward L. Mercaldo

2.

Appointment of Auditors

A resolution appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Company until the close of the Company’s next annual meeting of shareholders was approved by a vote by way a show of hands.

3.

Approval of Amendment of Articles

A special resolution approving the amendment to the Articles of the Company to change the location of the registered office from Ontario to Alberta, the full text of which is set out in the Management Information Circular for the Meeting date of May 18, 2006 was approved by a vote by way of a show of hands.

For additional information, please see the Company’s management information circular dated March 27, 2006 filed in connection with the Meeting.

DATED at Toronto, Ontario, May 23, 2006

INTERNATIONAL ROYALTY CORPORATION
Per:	“Ray Jenner”
Name:	Ray Jenner
Title:	Secretary